Filed by North Fork Bancorporation, Inc.
                                     Pursuant to Rule 425 under the Securities
                                      Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-2 of the Securities
                                                          Exchange Act of 1934
                                          Subject Company:  Dime Bancorp, Inc.
                                                 Commission File No. 001-13094



FOR IMMEDIATE RELEASE                     Investor:    Daniel M. Healy
                                                       Executive Vice President
                                                       Chief Financial Officer
                                                       516-844-1258

                                               Press:  Kekst and Company
                                                       Robert D. Siegfried
                                                       212-521-4832

                   NORTH FORK TO COMMENCE EXCHANGE OFFER
                           TO ACQUIRE DIME SHARES

         Melville, N.Y. - March 15, 2000 - North Fork Bancorporation, Inc. (NYSE:NFB) announced today that it has filed its exchange offer materials with the Securities and Exchange Commission and that it will be commencing its exchange offer to Dime Bancorp shareholders to acquire their shares in Dime. North Fork is offering 0.9302 shares of North Fork common stock and $2 net in cash for each share of Dime common stock outstanding. "Dime shareholders are being given two opportunities to send a clear and unequivocal message to Dime executives and its board members," stated John Adam Kanas, Chairman, President and Chief Executive Officer. "Most importantly, they should continue to vote against the proposed Dime-Hudson merger, and now that we are commencing the exchange offer, they will have the opportunity to tender their shares to us, " he said. "Dime shareholders are reminded that tendered shares may be withdrawn prior to the expiration of the offer if they choose," he said.

         As reported previously, Institutional Shareholder Services (ISS), the nation's leading investor voting advisory service, recommended that Dime shareholders vote against the proposed Dime-Hudson merger. The ISS research report can be viewed at North Fork's website
"http://www.northforkbank.com/".

         North Fork now has approximately $16 billion in assets and operates from 154 branch locations throughout the New York Metropolitan area and Connecticut.

Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson United merger, filed with the Securities and Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at "http://www.sec.gov" . The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling D.F. King &Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed March 7, 2000 by North Fork with the Securities and Exchange Commission.